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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 33-34562, 33-60288, 333-48983, 333-133224*

Transamerica Advisors Life Insurance Company of New York

(Exact name of registrant as specified in its charter)

440 Mamaroneck Avenue, Harrison, New York 10528; (914) 627-3123

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Market Value Adjustment Interests in Fixed Account Investment Options

(Titles of each class of securities covered by this Form)

NA

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: less than 300 owners

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 26, 2014	By:	/s/ Darin D. Smith
Darin D. Smith
Director, Secretary, Managing Assistant General Counsel and Vice President

*Explanatory Note: As of the close of business on February 14, 2014, Registrant has terminated the offering, under the Securities Act of 1933, as amended (the “1933 Act”), of the market value adjustment interests (“MVA interests”) in investment options under its individual modified guaranteed annuity contracts. Registrant has removed from registration its individual modified guaranty annuity contracts and any participating interest therein that remained unsold under the Form S-1 and Form S-3 Registration Statements and has amended the terms of the MVA interests so that they qualify for the Section 3(a)(8) exemption from registration and other requirements under the 1933 Act.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069

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